Exhibit 99.2

E-COMMERCE CHINA DANGDANG INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DANG)

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 14, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of E-Commerce China Dangdang Inc. (the “Company”) will be held at 12/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China at 13:00 (Beijing time) on November 14, 2011. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on November 2, 2011 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our common shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.dangdang.com, or by writing to Maria Xin, Investor Relations Director, E-Commerce China Dangdang Inc., 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China, or by sending an email to xinyi@dangdang.com.

By Order of the Board of Directors,
E-COMMERCE CHINA DANGDANG INC.

/s/ Peggy Yu Yu
Peggy Yu Yu
Executive Chairwoman

Beijing, China

November 2, 2011